Form 12b-25
  [As last amended in release No. 34-31905, February 23, 1993, 58 F.R. 14628.]

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One):

     [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
     For Period Ended:     June 30, 1994
                        -----------------
     [  ]Transition Report on Form 10-K
     [  ]Transition Report on Form 20-F
     [  ]Transition Report on Form 11-K
     [  ]Transition Report on Form 10-Q
     [  ]Transition Report on Form N-SAR
     For the Transition Period Ended...........................................


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

...............................................................................

..............................................................................



Part I - Registrant Information



     Full Name of Registrant:  PECO Energy Capital, L.P.
     Former Name if Applicable

      1013 Centre Road, Suite 350F
      -----------------------------
     Address of Principal Executive Office (Street and Number)

     Wilmington, Delaware  19805
     ------------------------------
     City, State and Zip Code


Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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 Part III - Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transaction report or portion thereof could not be filed within the prescribed time period.

See attached sheet.                        (Attached Extra Sheets if Needed)


Part IV - Other Information



     (1) Name and telephone number of person to contact in regard to this notification

          Brian D. Doerner                         (215)          864-8615
          ----------------                        ------         ----------
            (Name)                              (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [ X] Yes [  ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [  ] Yes [ X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           PECO Energy Capital, L.P.
                        --------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date September 9, 1994       By  /S/  J. Barry Mitchell
      -----------------           ---------------------------
                                       J. Barry Mitchell,
                                       President, PECO Energy Capital Corp.,
                                       its sole general partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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                                                      PECO Energy Capital, L.P.
                                                                    Form 12b-25

                             PART III - ATTACHMENT



     PECO Energy Capital, L.P. ("PECO Energy Capital") operates as a financing vehicle for PECO Energy Company ("PECO Energy"), a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"). PECO Energy Capital Corp., the sole general partner of PECO Energy Capital, is a wholly owned subsidiary of PECO Energy. Pursuant to Registration Statement Nos. 33-53875 and 33-53785-01, PECO Energy Capital issued 8,850,000 9% Cumulative Monthly Income Preferred Securities, Series A on July 27, 1994. These Securities are fully and unconditionally guaranteed by PECO Energy. Given the above facts, PECO Energy Capital submitted a No-Action letter on August 16, 1994 requesting no-action relief from the Securities and Exchange Commission pursuant to Section 12(h) of the Exchange Act from the reporting requirements under the Exchange Act. No-Action relief has been granted to numerous registrants in similar situations. We understand from discussions with the staff of the Commission that a decision from the staff regarding our No-Action letter should be forthcoming in the next few days. Because the registration statement filed by PECO Energy Capital became effective on July 26, 1994, absent no-action relief, PECO Energy Capital would be required to file its first Form 10-Q on September 9, 1994. In addition, as of June 30, 1994, the end of its most recent fiscal quarter, PECO Energy Capital had no income or expenses or assets. For this reason, the expense of preparing a potentially unnecessary Form 10-Q, which will not contain any material information except for information which is in the Registration Statement already, is unreasonable.